CONSENT OF
BROWN ARMSTRONG PAULDEN
McCOWN HILL STARBUCK & KEETER
ACCOUNTANCY CORPORATION

April 9, 2002

      We consent to the incorporation by reference in this Registration Statement of Royale Energy, Inc., on Form S-3, of our report dated January 11, 2001, appearing in the Annual Report on Form 10-KSB of Royale Energy, Inc., for the year ended December 31, 2000, and to the reference to us under the heading "Experts" in the Prospectus which is part of this Registration Statement.

                            BROWN ARMSTRONG PAULDEN
                            McCOWN HILL STARBUCK & KEETER
                            ACCOUNTANCY CORPORATION